SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 14, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the first quarter of 2014. All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian reais (R$), and all comparisons are with the first quarter of 2013, unless otherwise stated.

Highlights

   Operating income (EBIT) totaled R$144 millionin 1Q14, 43% increase versus 1Q13, with an operating margin of 5.8%. In the last 12 months (LTM), GOL achieved an EBIT of R$309 million anda margin of 3.3%.

    Net revenuesreached R$2.5 billion, 20% or R$411 million, up year over year and the Company’s highest ever first-quarter figure. LTM net revenue stood atR$9.4 billion.

   Total load factorof 76.1% on the 1Q14 representedan 8.9 percentage point improvement over 1Q13 and also a first-quarter record, while yield maintained its upward trajectory, increasing by 4% in the period. These factors helped push RASK and PRASK by 18%to R$19.90 cents and R$18.23 cents, respectively.

   Given the average 18% devaluation of the Real against the Dollar and fuel prices reaching record levels for a quarter, R$2.62/liter, total CASK moved up 17% over 1Q13, while CASK ex-fuelincreased by 22%. LTM total CASK increased 3%.

   EBITDAR totaled R$493 million, 34% more than in 1Q13. LTM EBITDARof R$1,652 million, a Company record, reducing leverage (adjusted gross debt/LTM EBITDAR) from 27.9x, in 1Q13, to 6.5x in 1Q14.

      GOL closed 1Q14 with a total cash position of R$2.8 billion, equivalent to 30% of LTM net revenue. The Company remains committed to maintaining ample liquidity, which is essential at times of high volatility in the economic scenario.

      Given the devaluation of the Venezuelan Bolivar against the Dollar, the Company recognized an exchange variation adjustment of R$75.9 million in its 1Q14 financial result. As a result, the realizable value of its cash in Venezuela was R$274.6 million on March 31, 2014.

      Smiles S.A. reported first-quarter net income of R$78.3 million in 1Q14, 162% up on 1Q13, with a net margin of 41.6%, driven by the 61% period increase in net revenue to R$188 million.

      SMILES S.A. approved a capital reduction of R$1.0 billion, or R$8.19 per share, the trading ex-reduction date to be defined after the legal period of 60 days. The amount of the reduction will be paid to Smiles shareholders proportionally to their respective interest in the company. Also in

1	GOL Linhas Aéreas Inteligentes S.A

1Q14, the company approved the distribution of additional dividends totaling R$160.3 million related to fiscal year 2013.

Financial Highlights (R$MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Net Revenue	2,493.4	2,082.7	19.7%	2,728.2	-8.6%
Domestic Market	2,219.2	1,877.5	18.2%	2,494.6	-11.0%
International Market	274.2	205.2	33.6%	233.6	17.4%
Operating Income (EBIT)	144.4	101.2	42.8%	162.9	-11.3%
Operating Margin (EBIT)	5.8%	4.9%	+0.9 pp	6.0%	-0.2 pp
EBITDA	279.7	212.1	31.9%	343.4	-18.5%
EBITDA Margin	11.2%	10.2%	+1.0 pp	12.6%	-1.4 pp
EBITDAR	492.7	366.5	34.4%	551.9	-10.7%
EBITDAR Margin	19.8%	17.6%	+2.2 pp	20.2%	-0.5 pp
Financial Result, Hedge and Exchange Variation	(193,8)	(106,9)	81,2%	(200,5)	-3,4%
Net Income (Loss)	(96.1)	(75.3)	27.7%	(19.3)	398.1%
Net Margin	-3.9%	-3.6%	-0.3 pp	-0.7%	-3.2 pp
Adjusted Gross Debt1 / EBITDAR	6.5x	27.9x	-21.4 x	6.9x	-0.4 x
Adjusted Net Debt 2/ EBITDAR	4.8x	23.3x	-18.5 x	4.9x	-0.1 x

                      1 – Gross debt + LTM operational leasing expenses x 7;

                      2- Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this  report may not match due to rounding

2	GOL Linhas Aéreas Inteligentes S.A

           Message from Management

On the first quarter, operating income (EBIT) reached R$144 million, a 43% year-over-year improvement, with an operating margin of 5.8%.

This result was fueled by a new level of load factor, which reached a record 76%, which together with the continuing increase in yield, resulted in GOL’s highest ever net revenue for the first-quarter of R$2.5 billion, and R$9.4 billion for the last twelve months.

In regard to the industry as a whole, demand for seats moved up 6.5% over 1Q13, while supply decreased by 0.8%. On the eve of Easter Holiday, GOL transported 140,990 passengers, a record for a single day.

With the objective to offer our passengers even more comfort, the Company announced the expansion of GOL+ to the domestic fleet, resulting in an even more pleasant flying experience of more space with extra leg room, as well as the special GOL+ Conforto seats, with an even greater 34 inches between seats. By the end of May, 80% of GOL’s fleet will be equipped with the new configuration. The change is part of a process of standardization, operating efficiency gains and revenue generation.

In order to increase connectivity and become even more appealing, GOL announced new agreements with three leading international airlines that fly to Brazil: Air France-KLM, TAP and Aerolíneas Argentinas. In the first quarter, it entered into a strategic commercial cooperation partnership with Air France-KLM along the lines of the highly successful agreement with Delta Airlines, including expanded codeshare, improved joint sales procedures, and more benefits for Customers through both Companies’ frequent flyer programs. As part of this agreement, recently approved without restrictions by Brazil’s antitrust authority (CADE), Air France-KLM will invest US$100 million in GOL, including the acquisition of around 1.5% of the Company’s preferred capital stock for US$52 million.

The Company also signed codeshare and frequent flyer program agreements with TAP, which are awaiting approval by the regulators and CADE. ANAC (the Civil Aviation Authority) and CADE also approved the codeshare agreement with Aerolíneas Argentinas.

In line with its 2014 guidance, the Company is maintaining its strategy of gradually increasing its international market presence and its foreign-currency denominated revenue. With this in mind, it has announced a series of initiatives, including the re-start of flights between Santiago and São Paulo (Guarulhos airport), scheduled to begin in July, as well as new flights between Brazil and the United States from Campinas (Viracopos Airport) to Miami via Santo Domingo, in the Dominican Republic, where passengers will be able to connect to a flight to Orlando.

3	GOL Linhas Aéreas Inteligentes S.A

In April, GOL announced a new direct flight, once a week, between Fortaleza and Buenos Aires in association with the Ceará state government, which approved a 13 percentage point reduction in the ICMS tax (state VAT) on jet fuel for all domestic flights from Ceará for airlines operating regular international flights to the same destination. Fortaleza has now joined Brasilia, which reduced its own ICMS in 2013, in offering better conditions for the development of the airline industry and the local economy.

As for costs, the Company maintained its focus on controlling manageable expenses: LTM CASK moved up by 3% and quarterly CASK by 17% over 1Q13, primarily due to the average 18% period devaluation of the Real against Dollar, the all time high fuel price of R$2.62/liter, and the upturn in Brazilian inflation. The workforce remained stable, closing at 16,157 positions, 1% down compared to 4Q13.

The Company ended the quarter with a cash position of R$2.8 billion, or 30% of annual net revenue, while leverage closed at 6.5x, versus 27.9x at the end of 1Q13, due to the R$1.3 billion increase in LTM EBITDAR to R$1.7 billion, its highest ever figure, in line with continuous deleverage strategy.

In 2014, after 64 years, the World Cup returns to Brazil, the country of football. As a truly Brazilian company, GOL takes great pride in being the Brazilian team’s official carrier. Throughout the last few months, the Company has been preparing to offer even better services. Our route network for the event has 974 extra flights or flight-time changes to  serve the 12 host cities. Since the end of last year, we have been investing in a new visual identity in all the country’s airports and adding three new languages to our electronic kiosks: English, Spanish and French.

We have also reformulated our website and mobile platform, which are now available in Portuguese, English and Spanish. Our employees have also undergone specific training for the event, including in foreign languages, in order to ensure better service for visitors. We will also be hiring additional staff and reallocating personnel among the bases in order to prioritize service in the host cities. In addition, four of our aircraft have received special paint work, once again symbolizing our commitment to the event. All these initiatives are designed to offer GOL’s passengers the best World Cup while flying in Brazil.

Once again, GOL would like to thank its customers for their loyalty, its Team of Eagles for their commitment, and its investors for their confidence, all of which increasingly reinforces GOL's vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

4	GOL Linhas Aéreas Inteligentes S.A

SMILES

Smiles S.A. reported 1Q14 net income of R$78.3 million, 162% up on the previous quarter, with a net margin of 41.6%.

On April 30, 2014, the Annual Shareholders’ Meeting approved a R$1.0 billion capital reduction, or R$8.19 per share, with no reduction in the number of shares, with the trading ex-reduction date to be defined after the legal 60-day period. The Meeting also approved the distribution of additional dividends totaling R$160.3 million related to fiscal year 2013.

In January, CADE approved the company’s R$25.0 million investment in Netpoints Fidelidade without restrictions. On April 15, the company announced the beginning of the conversion of Netpoints points into Smiles miles, expanding its Customer base by more than 5.2 million potential members.

Smiles S.A. also entered into a partnership with Aerolíneas Argentinas and TAP, allowing their passengers to accumulate miles and use them to redeem air tickets. In the first quarter, the company also launched online ticket reservations for GOL flight award tickets. The program is the first to offer this product, once again underlining the company’s commitment to innovation and differentiation. It is also becoming increasingly recognized by the market – in April, Smiles was elected the best frequent flyer program in Brazil by readers of Melhores Destinos, a Brazilian travel blog.

In regard to participant numbers, Smiles closed 1Q14 with 9.9 million Customers, growth of 7.4% and 1.7% over 1Q13 and 4Q13, respectively. The number of commercial partners also increased, climbing by 7.4% over 1Q13 to 218.

SMILES represents a solid sales channel for GOL, which regards the loyalty program as a competitive advantage to increase the attractiveness of its products and services.

    Smiles – 1Q14 Financial Highlights

5	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: Industry

Operational Data	1Q14	1Q13	% Var.	4Q13	% Var.
Total System
ASK (million)	38,016	38,313	-0.8%	38,358	-0.9%
RPK (million)	30,241	28,388	6.5%	30,377	-0.4%
Load Factor	79.5%	74.1%	5.4 p.p	79.2%	0.3 p.p
Domestic Market
ASK (million)	29,186	28,659	1.8%	29,595	-1.4%
RPK (million)	23,220	21,330	8.9%	23,305	-0.4%
Load Factor	79.6%	74.4%	5.2 p.p	78.7%	0.9 p.p
International Market
ASK (million)	8,829	9,654	-8.5%	8,763	0.8%
RPK (million)	7,021	7,059	-0.5%	7,072	-0.7%
Load Factor	79.5%	73.1%	6.4 p.p	80.7%	-1.2 p.p

                                                                            National Civil Aviation Agency (ANAC) figures

In 1Q14, aviation industry demand increased by 6.5% over 1Q13, fueled by domestic demand growth of 8.9%. In the same period, total supply declined by 0.8%. As a result, the load factor moved up by 5.4 percentage points  to 79.5%.

Aviation Market: GOL

Operational Data	1Q14	1Q13	% Var.	4Q13	% Var.
Total System
ASK (million)	12,529	12,330	1.6%	12,677	-1.2%
RPK (million)	9,539	8,292	15.0%	9,484	0.6%
Load Factor	76.1%	67.2%	8.9 p.p	74.8%	1.3 p.p
Domestic Market
ASK (million)	11,075	10,897	1.6%	11,294	-1.9%
RPK (million)	8,502	7,415	14.7%	8,543	-0.5%
Load Factor	76.8%	68.0%	8.7 p.p	75.6%	1.1 p.p
International Market
ASK (million)	1,453	1,433	1.4%	1,384	5.0%
RPK (million)	1,037	877	18.3%	941	10.2%
Load Factor	71.4%	61.2%	10.2 p.p	68.0%	3.4 p.p

                                                                         National Civil Aviation Agency (ANAC) figures

6	GOL Linhas Aéreas Inteligentes S.A

                             Domestic Market

      Domestic supply increased by 1.6% over 1Q13, demand increased by 14.7% and the load factor climbed by 8.7 percentage points to 76.8%, GOL’s highest ever quarterly figure,  lifting the Company to a new load factor level. On April 17, eve of Easter Friday, the number of passengers transported in a single day reached record levels. Of this total, GOL carried 140,990.

International Market

First-quarter supply grew by 1.4%, while demand increased by 18.3% and the load factor rose by 10.2 percentage points, reaching 71.4%.

              PRASK, RASK and Yield

      PRASK increased by 18% in the 12-month comparison and yield  expanded by 4%, due to the Company’s new load factor level (76.1% in 1Q14) and the improved appeal of the Company’s services. This evolution can be seen in the graph below:

Annual Variation in Domestic PRASK and ASK*

7	GOL Linhas Aéreas Inteligentes S.A

               Key Operating Indicators

Operacional and Financial Data	1Q14	1Q13	% Var.	4Q13	% Var.
RPK Total (mm)	9,539	8,292	15.0%	9,484	0.6%
ASK Total (mm)	12,529	12,330	1.6%	12,677	-1.2%
Total Load Factor	76.1%	67.2%	8.9 p.p	74.8%	1.3 p.p
Break-Even Load Factor (BELF)	71.7%	64.0%	7.7 p.p	70.3%	1.4 p.p
Revenue Passengers - Pax on board ('000)	9,828	8,571	14.7%	10,007	-1.8%
Aircraft Utilization (Block Hours/Day)	11.6	11.7	-0.7%	11.6	0.3%
Departures	79,133	78,232	1.2%	80,329	-1.5%
Average Stage Length (km)	909	905	0.4%	899	1.1%
Fuel consumption (mm liters)	386	374	3.1%	391	-1.3%
Full-time equivalent employees at period end	16,157	16,470	-1.9%	16,319	-1.0%
YIELD net (R$ cents)	23.95	22.99	4.2%	25.85	-7.4%
Passenger Revenue per ASK net (R$ cents)	18.23	15.46	17.9%	19.34	-5.7%
RASK net (R$ cents)	19.90	16.89	17.8%	21.52	-7.5%
CASK (R$ cents)	18.74	16.07	16.6%	20.24	-7.4%
CASK ex-fuel (R$ cents)	10.67	8.71	22.5%	12.57	-15.1%
Average Exchange Rate[1]	2.37	2.00	18%	2.27	4.0%
End of period Exchange Rate[1]	2.26	2.01	12.4%	2.34	-3.4%
WTI (avg. per barrel, US$)[2]	98.65	92.96	6.1%	97.46	1.2%
Price per liter Fuel (R$)	2.62	2.42	8.1%	2.49	5.4%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.77	0.75	3.1%	0.76	0.8%

      1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

8	GOL Linhas Aéreas Inteligentes S.A

            Income Statement in IFRS (R$ thousand)

Income Statatement (R$ `000) IFRS	1Q14	1Q13	% Var.	4Q13	% Var.
Net operating revenues	2,493,399	2,082,676	19.7%	2,728,210	-8.6%
Passenger	2,284,288	1,906,107	19.8%	2,451,351	-6.8%
Cargo and Other	209,111	176,569	18.4%	276,859	-24.5%
Operating Costs and Expenses	(2,348,503)	(1,981,502)	18.5%	(2,565,352)	-8.5%
Salaries, wages and benefits	(347,299)	(286,899)	21.1%	(388,610)	-10.6%
Aircraft fuel	(1,011,322)	(907,375)	11.5%	(972,029)	4.0%
Aircraft rent	(212,962)	(154,441)	37.9%	(208,586)	2.1%
Sales and marketing	(161,233)	(90,123)	78.9%	(188,972)	-14.7%
Landing fees	(151,468)	(133,844)	13.2%	(149,821)	1.1%
Aircraft and traffic servicing	(165,843)	(135,559)	22.3%	(148,865)	11.4%
Maintenance materials and repairs	(75,531)	(93,082)	-18.9%	(170,622)	-55.7%
Depreciation	(135,252)	(110,925)	21.9%	(180,501)	-25.1%
Other	(87,593)	(69,253)	26.5%	(157,346)	-44.3%
Equity Income	(446)	-	nm	-	nm
Operating Result (EBIT)	144,450	101,175	42.8%	162,858	-11.3%
EBIT Margin	5.8%	4.9%	+0.9 pp	6.0%	-0.2 pp
Other Income (expense)	(193,781)	(106,928)	81.2%	(200,523)	-3.4%
Interest expense	(143,105)	(120,830)	18.4%	(145,076)	-1.4%
Interest Revenue	42,171	24,797	70.1%	33,212	27.0%
Exchange variation gain (loss)	57,488	54,274	5.9%	(185,837)	nm
Net hedge results	(134,386)	(26,068)	415.5%	89,094	nm
Other expenses, net	(15,949)	(39,101)	-59.2%	8,084	nm
Loss before income taxes	(49,331)	(5,753)	757.3%	(37,665)	31.0%
Income taxes (expense)	(46,814)	(69,537)	-32.7%	18,361	nm
Net Loss	(96,145)	(75,290)	27.7%	(19,304)	398.1%
Net Margin	-3.9%	-3.6%	-0.3 pp	-0.7%	-3.2 pp
Participation of Non-controlling Shareholders	35,049	-	nm	28,474	23.1%
Participation of Controlling Shareholders	(131,194)	(75,290)	74.2%	(47,778)	174.6%
EBITDA	279,702	212,100	31.9%	343,359	-18.5%
EBITDA Margin	11.2%	10.2%	+1.0 pp	12.6%	-1.4 pp
EBITDAR	492,664	366,541	34.4%	551,945	-10.7%
EBITDAR Margin	19.8%	17.6%	+2.2 pp	20.2%	-0.5 pp

                                 1 Interest income comprises income from short-term investments and investment funds

In accordance with CVM Instruction 527, the reconciliation of EBIT and EBITDA is shown in the Operating Result section. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator.

9	GOL Linhas Aéreas Inteligentes S.A

1Q14 Result - Operating Segment (R$ thousand)

Assets and Liabilities	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	1Q14 Total Consolidated
ASSETS
Current	2,904,105	1,004,945	3,909,050	(474,647)	3,434,403
Non-current	7,682,203	1,023,236	8,705,439	(1,680,058)	7,025,381
Total Assets	10,586,308	2,028,181	12,614,489	(2,154,705)	10,459,784
LIABILITIES
Current	3,592,652	311,501	3,904,152	(466,171)	3,437,981
Non-current	6,428,075	308,949	6,737,024	(921,531)	5,815,493
Shareholder’s equity	565,582	1,407,731	1,973,313	(767,003)	1,206,310
Total Liabilities and Shareholder’s equity	10,586,308	2,028,181	12,614,489	(2,154,705)	10,459,784

Statement of Profit and Loss	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	1Q14 Total Consolidated
Net Revenue
Passenger revenues	2,243,753	-	2,243,753	40,535	2,284,288
Cargo and others revenues	178,805	-	178,805	8,588	187,393
Miles redeemed revenues	-	188,089	188,089	(166,371)	21,718
Costs	(2,056,386)	(99,788)	(2,156,174)	107,966	(2,048,208)
Gross Income	366,172	88,301	454,473	(9,282)	445,191
Operating revenues (expenses)
Commercial expenses	(194,860)	(13,145)	(208,005)	8,154	(199,851)
Administrative expenses	(154,792)	(6,119)	(160,911)	12,094	(148,817)
Other operating revenues (expenses)	48,373	-	48,373	-	48,373
Equity Income	-	(446)	-	-	(446)
Financial result
Financial income	92,064	49,931	141,995	(39,243)	102,752
Financial expenses	(393,246)	(18)	(393,264)	39,243	(354,021)
Exchange variation, net	57,130	357	57,487	-	57,487
Loss (Income) before income tax and social contribution	(179,159)	118,861	(60,298)	10,966	(49,332)
Current and Deferred income tax and social contribution	(9,002)	(40,548)	(49,550)	2,736	(46,814)
Total loss (income), net	(188,161)	78,313	(109,848)	13,702	(96,146)

For more information on the breakdown by business segment, see Note 29 to the standardized financial statements (DFPs).

10	GOL Linhas Aéreas Inteligentes S.A

Net Revenue (R$ million)

Net revenue of R$2,493.4 million in 1Q14, 20%, or R$411 million, up on 1Q13 and GOL’s highest-ever first-quarter figure, fueled by the 18% increase in RASK and PRASK due to the upturn in period demand, the 9 percentage point increase in the load factor, and the continuing yield improvement.

Gross Revenues (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Passenger	2,360.6	1,970.6	19.8%	2,535.7	-6.9%
Cargo and Others	263.9	236.2	11.7%	348.5	-24.3%
Gross Revenues	2,624.4	2,206.8	18.9%	2,884.2	-9.0%
Taxes	(131.0)	(124.2)	5.5%	(156.0)	-16.0%
Net Revenue	2,493.4	2,082.7	19.7%	2,728.2	-8.6%

Net Revenue Breakdown (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Total Net Revenue (R$MM)	2.493,4	2.082,7	19,7%	2.728,2	-8,6%
Net RASK (R$cents)	19,90	16,89	17,8%	21,52	-7,5%
Net Pessenger Revenue (R$MM)	2.284,3	1.906,1	19,8%	2.451,4	-6,8%
Net PRASK (R$ cents)	18,23	15,46	17,9%	19,34	-5,7%
Ancillary Revenue (R$MM)	209,1	176,6	18,4%	276,9	-24,5%
Ancillary per ASK	1,67	1,43	16,6%	2,18	-23,6%

Net passenger revenue moved up by 20%, or R$378.2 million, reaching R$2,284.3 million, while PRASK (net passenger revenue per ASK) increased by 18%to R$18.23 cents.This result was driven by the upturn in the load factor (76.1% in 1Q14) and the 4% rise in yield.

Net ancillary revenuetotaled R$209.1 million, 18% up on 1Q13, while ancillary revenue per ASK grew by 17%, chiefly due to the upturn in cargo revenue, as well as flight cancellation and no-show revenue.

Operating Expenses (R$ million)

Operating expenses totaled R$2,348.5million in the quarter, 18% up on 1Q13. Excluding fuel expenses, operating expenses came to R$1,337.2 million, versus R$1,074.1 million in 1Q13.

11	GOL Linhas Aéreas Inteligentes S.A

Cost per ASK stood at R$18.74 cents, 17% higher than the R$16.07 cents recorded in 1Q13. Excluding fuel expenses, CASK moved up by 22% year-over-year to R$10.67 cents. LTM CASK increased by 3%.

Operating Expenses (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Aircraft fuel	(1,011.3)	(907.4)	11.5%	(972.0)	4.0%
Salaries, wages and benefits	(347.3)	(286.9)	21.1%	(388.6)	-10.6%
Aircraft rent	(213.0)	(154.4)	37.9%	(208.6)	2.1%
Sales and marketing	(161.2)	(90.1)	78.9%	(189.0)	-14.7%
Landing fees	(151.5)	(133.8)	13.2%	(149.8)	1.1%
Aircraft and traffic servicing	(165.8)	(135.6)	22.3%	(148.9)	11.4%
Maintenance, materials and repairs	(75.5)	(93.1)	-18.9%	(170.6)	-55.7%
Depreciation and Amortization	(135.2)	(110.9)	22.1%	(180.5)	-24.9%
Other operating expenses	(87.6)	(69.3)	26.5%	(157.3)	-44,3%
Total operating expenses	(2,348.5)	(1,981.5)	18.5%	(2,565.4)	-8.5%
Operating expenses ex- fuel	(1,337.2)	(1,074.1)	24.5%	(1,593.3)	-16.1%

Operating Expenses per ASK	1Q14	1Q13	% Var.	4Q13	% Var.
Aircraft fuel	(8.07)	(7.36)	9.7%	(7.67)	5.3%
Salaries, wages and benefits	(2.77)	(2.33)	19.1%	(3.07)	-9.6%
Aircraft rent	(1.70)	(1.25)	35.7%	(1.65)	3.3%
Sales and Marketing	(1.29)	(0.73)	76.1%	(1.49)	-13.7%
Landing Fees	(1.21)	(1.09)	11.4%	(1.18)	2.3%
Aircraft and Traffic Servicing	(1.32)	(1.10)	20.4%	(1.17)	12.7%
Maintenance, Materials and Repairs	(0.60)	(0.75)	-20.1%	(1.35)	-55.2%
Depreciation and Amortization	(1.08)	(0.90)	20.2%	(1.42)	-24.2%
Other Operating Expenses	(0.70)	(0.56)	24.5%	(1.24)	-43.8%
CASK	(18.74)	(16.07)	16.6%	(20.24)	-7.4%
CASK Excluding Fuel Expenses	(10.67)	(8.71)	22.5%	(12.57)	-15.1%

12	GOL Linhas Aéreas Inteligentes S.A

Fuel costs per ASK of R$8.07 cents in 1Q14, 10% up on the same period last year, due to the 8% increase in the average fuel price, which reached an all time high level for the quarter, and the 3% growth in consumption .

Salaries, wages and benefits per ASK of R$2.77 cents in the quarter, 19% more than in 1Q13, as a result of: (i) the write-down, in 1Q13, of the provision for INSS, due to the inclusion of the air transport sector in the Brasil Maior incentive program which exempts employers’ social security contributions on payroll, which had an impact of R$20 million; (ii) the collective pay rise as of December 2013, which impacted by R$18 million; and (iii) an increase of R$22 million in the provision for the payment of variable compensation for crew and for the employees profit sharing program (PPR). The increase was partially offset by the 2% reduction in the workforce in the same period.

Aircraft leasing costs per ASK of R$1.70 cents, 36% up on 1Q13, mainly due to the 18% average depreciation of the Real against the Dollar and the entry of new aircraft, which impacted the average leasing price. The number of aircraft under operational leasing increased from 88, in 1Q13, to 102.

Sales and marketing expenses per ASK of R$1.29 cents, 76% higher than in 1Q13, due to higher commissions resulting from increased sales (R$33 million). These costs were also impacted by the period upturn of around R$37 million in losses from sales in direct sales channels.

Landing costs per ASK of R$1.21 cents, 11% higher than in 1Q13, chiefly due to the charging of a passenger connection fee which began at the end of 2012 and was fully implemented in all airports used by GOL in Brazil in July 2013. The increase was also impacted by the 1.2% period upturn in the number of aircraft arrivals.

Aircraft and traffic servicing per ASK of R$1.32 cents, 20% up on 1Q13, primarily due to the increase in contractual adjustments (R$20 million) and  the modernization of IT structures and services focused on the passenger (R$9 million).

      Maintenance, materials and repairs per ASK of R$0.60 cents, 20% less than in 1Q13 due to the reduced number of engine removals (8, versus 10 in 1Q13), partially offset by the 18% period appreciation of the average Dollar against the Real.

      Depreciation and amortization per ASK of R$1.08 cents, 20% up on 1Q13, chiefly due to the accelerated depreciation of improvements associated with major engine maintenance work on aircraft in the process of being returned.

      Other expenses per ASK of R$0.70 cents, 24% more than in 1Q13, mainly due to the increase in provisions for legal indemnification and higher expenses from the improvement in international on- board service. The increase in other expenses was partially offset by gains from the sale lease-back of aircraft (6 aircraft in 1Q14, versus  5 in 1Q13).

13	GOL Linhas Aéreas Inteligentes S.A

      Operating Result

GOL recorded operating income (EBIT) of R$144 million in 1Q14, 43% up on 1Q13, with an operating margin of 5.8%, up by 0.9 percentage points.

Highlights (R$MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Net Revenue	2,493.4	2,082.7	19.7%	2,728.2	-8.6%
Operating Income (EBIT)	144.4	101.2	42.8%	162.9	-11.3%
Operating Margin (EBIT)	5.8%	4.9%	+0.9 pp	6.0%	-0.2 pp
EBITDA	279.7	212.1	31.9%	343.4	-18.5%
EBITDA Margin	11.2%	10.2%	+1.0 pp	12.6%	-1.4 pp
EBITDAR	492.7	366.5	34.4%	551.9	-10.7%
EBITDAR Margin	19.8%	17.6%	+2.2 pp	20.2%	-0.5 pp
Net Income (Loss)	(96.1)	(75.3)	27.7%	(19.3)	398.1%
Net Margin	-3.9%	-3.6%	-0.3 pp	-0.7%	-3.2 pp

EBIT, EBITDA and EBITDAR Reconciliation (R$MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Net income (loss)	(96.1)	(75.3)	27.7%	(19.3)	398.1%
(-) Income taxes	(46.8)	(69.5)	-32.7%	18.4	nm
(-) Net financial result	(193.8)	(106.9)	81.2%	(200.5)	-3.4%
EBIT	144.4	101.2	42.8%	162.9	-11.3%
(-) Depreciation and amortization	(135.3)	(110.9)	21.9%	(180.5)	-25.1%
EBITDA	279.7	212.1	31.9%	343.4	-18.5%
(-) Aircraft rent	(213.0)	(154.4)	37.9%	(208.6)	2.1%
EBITDAR	492.7	366.5	34.4%	551.9	-10.7%

In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization.

We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

14	GOL Linhas Aéreas Inteligentes S.A

Hedge Result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 1Q14 it recorded a book loss of R$121.8 million from hedge operations

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	(1.1)	-	(59.1)	(60.2)
Subtotal – Not Designated for Hedge Accounting	(0.6)	(61.0)	-	(61.6)
Total	(1.7)	(61.0)	(59.1)	(121.8)
OCI (net of taxes, on 03/31/2014)	1.5	-	(49.4)	(47.9)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Part of the entire amount related to hedge operations was recognized under the financial result. For more details, see the Financial Result section

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Financial Result	(1.7)	(61.0)	(55.8)	(118.5)
Operating Result	-	-	(3.3)	(3.3)
Total	(1.7)	(61.0)	(59.1)	(121.8)

Fuel: fuel consumption hedge transactions, which are effected through derivative contracts involving crude oil and its by-products (WTI, Brent and heating oil) generated losses of R$1.7 million in 1Q14. The Company’s fuel hedge position increased over 4Q13, and on March 31, 30% of its exposure in the next three months was protected.

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated losses of R$61.0 million. GOL increased its FX hedge protection, with 100% of exposure in the next three months being protected, versus 43% in 1Q13.

Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated total losses of R$59.1million. The Company reduced its hedged position from US$1,319 million in 4Q13 to US$1,269 million at the close of 1Q14.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged exposure on an accrual basis on March 31, 2014:

15	GOL Linhas Aéreas Inteligentes S.A

Fuel	2Q14	3Q14	4Q14	1Q15
Notional Volume in Barrels ('000)	1,057	1,003	1,024	351
Price per Barrel (US$)*	109.51	108.63	107.94	107.71
Percentage of Protected Exposition	30%	27%	27%	9%
**Total in R$ million	262.0	246.6	250.1	85.6
Exchange Rate	2Q14	3Q14	4Q14	1Q15
Notional Amount (US$million)	303.8	166.3	86.8	-
Average Exchange Rate (US$)*	2.36	2.41	2.42	-
Percentage of Protected Exposition	100%	36%	15%	-
Total in R$ million	717.4	400.7	209.6	-

 Weighted average of derivative strike prices.

** On 03/31/2014, the exchange rate was R$2.263 / US$1.00.

             Financial Result

GOL recorded a net financial expense of R$194 million in 1Q14,  81% higher than in 1Q13.

Financial Result (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Interest Expenses	(143.1)	(120.8)	18.4%	(145.1)	-1.4%
Financial Leases	(25.7)	(24.8)	3.8%	(26.1)	-1.4%
Interest Expense	(117.4)	(96.0)	22.2%	(118.9)	-1.3%
Exchange Variation	57.5	54.3	5.9%	(185.8)	nm
Interest and investment income[1]	42.2	24.8	70.1%	33.2	27.0%
Hedge Results	(118.5)	(26.1)	354.5%	99.8	nm
Other	(31.9)	(39.1)	-18.5%	(2.5)	1174.0%
Net Financial Results	(193.8)	(106.9)	81.2%	(200.5)	-3.4%

1 Interest income comprises income from short-term investments and investment funds.

Interest expenses totaled R$143 million in the quarter, 18% up on 1Q13, mostly due to: (i) the average 18% devaluation of the Real against the Dollar, with a resulting adverse impact on the Company’s Dollar-denominated debt, which accounted for 77% of the total, versus 73% in 1Q13; (ii) the approximate 2.7 percentage point period upturn in the CDI interbank rate, which increased interest payments on CDI-indexed debt, notably the 4th and 5th debenture issues; and (iii) the Bond 2023 issue, whose impact on 1Q13 was only partial, given that it took place in February 2013.

The exchange variation was positive by R$57.5 million in 1Q14, up by 6% in the 12-month comparison, due to the appreciation of the Real against the Dollar in 4Q13. This variation was partially offset by the recognition of R$75.9 million in losses from the devaluation of the Venezuelan Bolivar against the Dollar (see Note 28 to the financial statements).

Interest income totaled R$42 million in the quarter, 70% more than in 1Q13, mainly due to the 74% period increase in the cash position and the upturn in the benchmark interest rate (SELIC).  The

16	GOL Linhas Aéreas Inteligentes S.A

increase in interest income was partially offset by the larger portion of cash denominated in foreign currency.

Other financial expenses came to R$32 million, 18% down on 1Q13, primarily due to the recognition, in 1Q13, of expenses related to the waiver obtained with holders of the 4th and 5th issue debentures.

Income Taxes

Income tax totaled a negative R$47 million in 1Q14, versus an expense of R$69 million in 1Q13, largely due to the higher income recorded by Smiles S.A. and the temporary difference in 1Q13 (deferred income tax).

Income taxes (R$)	1Q14	1Q13	% Var.	4Q13	% Var.
Current income tax	(39.3)	(17.4)	125.9%	(40.7)	-3.5%
Deferred income tax	(7.6)	(52.1)	-85.5%	59.1	nm
Income tax	(46.8)	(69.5)	-32.7%	18.4	nm

            Net Loss

GOL posted a net loss of R$96 million in 1Q14,  due to the increase in the net financial expense to R$194 million. The net margin was a negative 3.9%.

Net income (loss) (R$MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Net income (loss)	(96.1)	(75.3)	27.7%	(19.3)	397.9%
Net margin	-3.9%	-3.6%	-0.3 p.p	-0.7%	-3.1 p.p
Earnings (loss) per share, basic	(0.47)	(0.27)	74.1%	(0.07)	571.4%

Balance Sheet: Liquidity

GOL closed 1Q14 with total cash, financial investments and short and long-term restricted cash of R$2,822.4 million, 74% up on 1Q13 and 7% down on 4Q13. The quarter-over-quarter downturn was due to: (i) the 3% appreciation of the Real against the end-of-period Dollar, which impacted Dollar-denominated debt; (ii) the devaluation of the Venezuelan Bolivar against the Dollar. On March 31, 2014, the Venezuelan cash position stood at R$350.6 million, whose provisioned amount of R$75.9 million refers to the loss from the devaluation of the Bolivar against the Dollar. In any event, given the Company’s intention of remitting the amounts involved, the realizable value of the cash in Venezuela on March 31, 2014 was R$274.6 million.

17	GOL Linhas Aéreas Inteligentes S.A

Total Liquidity (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
In Reais
Cash and Financial Assets	2,822.4	1,619.7	74.3%	3,045.7	-7.3%
Short Term Receivables	463.7	359.8	28.9%	324.8	42.8%
Total Liquidity	3,286.1	1,979.5	66.0%	3,370.5	-2.5%

Total cash represented 30% of LTM net revenueand 5.9x obligations due in the next 12 months(versus6.9x in 4Q13 and 3.3x in 1Q13). Short-term receivables totaled R$464 million in 1Q14, 29% and 43% up on 1Q13 and 4Q13, respectively. These consist mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

Balance Sheet: Indebtedness

On March 31, 2014, the Company’s total loans and financings came to R$5,468.8 million (including financial leasing), 2% up on 1Q13, primarily due to the 12% devaluation of the Real against the end-of-period Dollar, increasing the Dollar-denominated portion of the Company’s total debt, which moved up from 73%, in 1Q13, to 77%. The increase in total debt was partially offset by the amortization of R$22 million in short-term debt in the quarter. In the last 12 months, the Company has amortized a total of R$308 million.

Total Debt (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Short Term Debt	479.6	496.9	-3.5%	440.8	8.8%
Long Term Debt	4,989.2	4,849.9	2.9%	5,148.6	-3.1%
Gross Debt	5,468.8	5,346.8	2.3%	5,589.4	-2.2%
Debt in Reais (R$)	1,243.4	1,442.7	-13.8%	1,243.0	0.0%
Debt in Dollars in Reais	4,225.4	3,904.1	8.2%	4,346.4	-2.8%
Debt in Dollars (US$)	1,867.2	1,938.7	-3.7%	1,855.4	0.6%
% of U.S. Dollar denominated debt	77.3%	73.0%	+4.3 pp	77.8%	-0.5 pp
Cash and Cash Equivalents	2,822.4	1,619.7	74.3%	3,045.7	-7.3%
Net Debt	2,646.4	3,727.1	-29.0%	2,543.7	4.0%

18	GOL Linhas Aéreas Inteligentes S.A

Financing Debt (R$ MM)	1Q14	1Q13	% Var.	4Q13	% Var.
Aircraft Financing	2,076.6	1,974.7	5.2%	2,195.3	-5.4%
Loans and Financings	3,392.2	3,372.2	0.6%	3,394.0	-0.1%
Loans and Financings (ex-perpetual notes)	2,920.2	2,931.8	-0.4%	2,891.7	1.0%
Perpetual Notes	405.1	360.5	12.4%	419.3	-3.4%
Accumulated Interest	66.9	79.9	-16.3%	83.0	-19.4%
Gross Debt	5,468.8	5,346.8	2.3%	5,589.4	-2.2%
Operating Leases (off-balance) (b)	4,323.7	2,623.0	64.8%	4,094.0	5.6%
Total Loans and Financing	9,792.5	7,969.8	22.9%	9,683.4	1.1%
Total Cash	2,822.4	1,619.7	74.3%	3,045.7	-7.3%
Net Financial Commitments	6,970.1	6,350.1	9.8%	6,637.7	5.0%
EBITDAR (LTM)	1,652.3	356.7	363.2%	1,526.1	8.3%
Net Financial Commitments / EBITDAR	4.2 x	17.8 x	-13.6 x	4.3 x	-0.1 x

 *See Note 30 to the financial statements

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 1.0x in 1Q14, stable over the previous quarter. In 1Q13, this ratio stood at 0.6x.

On March 31, 2014, the average maturity of the Company’s long-term debt, excluding financial leasing and non-maturing debt, was 5.0 years, with an average rate of 10.9% for local-currency debt and 9.2% for Dollar-denominated debt.

Due to the period recovery of LTM EBITDAR, which totaled R$1.7 billion at the end of 1Q14, versus R$357 million at the close of 1Q13, the Company closed the quarter with a leverage ratio (adjusted gross debt/LTM EBITDAR) of 6.5x, versus 27.9x in 1Q13

In April 2014, Smiles S.A. informed its shareholders and the market in general that its Annual and Extraordinary Shareholders’ Meeting had approved a R$1.0 billion capital reduction with no reduction in the number of shares. The amount in question will be paid to Smiles shareholders proportionally to their respective interest in the company through: (a) the delivery of own funds from Smiles’ cash position; and (b) the contracting, by the Smiles Executive Board, of a loan up to R$700 million from a financial institution. As a result, consolidated leverage is not expected to be strongly impacted, given that 54.5% of the amount paid via the capital reduction will go to GOL.

19	GOL Linhas Aéreas Inteligentes S.A

Year	Debt in R$ million	% Total	% Real	%USD
2014	115	3.5%	35.2%	64.8%
2015	734	22.3%	91.4%	8.6%
2016	273	8.2%	93.7%	6.3%
2017	730	21.9%	34.9%	65.1%
2018	1	<0.0%	100%	0%
2019	-	-	-	-
After 2017	1,067	32.0%	0.0%	100.0%
No Maturity	405	12.1%	0.0%	100.0%
Total	3,325	100.0%	36.7%	63.3%

Financial Debt Amortization Schedule (R$ million)

GOL’s loans and financing amortization profile, excluding interest and financial leasing, shows that the Company remains committed to reducing its short-term financial obligations.

Main Financial Ratios

Financial Ratios	1Q14	1Q13	% Var.	4Q13	% Var.
% of foreign currency debt	77.3%	73.0%	+4.3 pp	77.8%	-0.5 pp
Cash and Equivalents as % of LTM Net Revenues	30.1%	20.2%	+9.9 pp	34.0%	-3.9 pp
Net Debt (R$ MM)	2,646.4	3,727.2	-29.0%	2,543.7	4.0%
Gross Debt (R$ MM)	5,468.8	5,346.9	2.3%	5,589.4	-2.2%
Gross Adjusted Debt[2] (R$ MM)	10,772.8	9,944.4	8.3%	10,483.7	2.8%
Net Adjusted Debt (R$ MM)	7,950.3	8,324.7	-4.5%	7,438.0	6.9%
Gross Adjusted Debt2 / EBITDAR LTM	6.5x	27.9x	-21.4 x	6.9x	-0.3x
Net Adjusted Debt1 / EBITDAR LTM	4.8x	23.3x	-18.5 x	4.9x	-0.1x
Net Financial Commitments3 / EBITDAR LTM	4.2x	17.8x	-13.6 x	4.3x	-0.1x

1- Financial commitments (gross debt + operational leasing contracts, in accordance with note 27 to the interim financial statements) less cash and cash equivalents and short-term financial investments; 2 - Gross debt + LTM operational leasing expenses x 7;

3- Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this  report may not match due to rounding.

20	GOL Linhas Aéreas Inteligentes S.A

            Operational Fleet

The Company closed the quarter with an operational fleet of 141 Boeing 737-700 and 800 NG aircraft  (another six of these aircraft were in the process of being returned to their lessors), with an average age of 7.2 years. The total 1Q14 fleet comprised 155 aircraft (including B737-300s and B767s).

Period End Fleet	1Q14	1Q13	Var.	4Q13	Var.
Boeing 737-NG Family	147	131	16	141	6
737-300 Classic*	7	15	-8	8	-1
767-300/200*	1	2	-1	1	0
Total	155	148	7	150	-143

  * Non-operational aircraft.

The Company leases its fleet through a combination of finance and operating leases. Of the total number of B737-NG and B767-300 aircraft, 102 were under operating leases and 46 under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

In 1Q14, the Company took delivery of six aircraft under operating lease contracts. It also has six non-operational Boeing 737-NG’s in the process of being returned.

On March 31, 2014, the Company had 133 firm aircraft acquisition orders with Boeing, totaling around R$34.1 billion, excluding contractual discounts.

Aircraft Commitments (R$ million)	2014	2015	2016	>2016	Total
Aircraft Commitments*	574.7	1,127.9	1,180.1	31,295.3	34,177.9

            * Considers the list price of the aircraft

Also on March 31, of the commitments mentioned above, the Company had obligations of R$4.6 billion in pre-delivery deposits, which will be disbursed as per the table below:

Pre-Delivery Payments (R$ million)	2014	2015	2016	>2016	Total
Pre-Delivery Payments	126.0	247.0	131.4	4.131.0	4,635.3

The portion financed through long-term loans with the U.S. Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

21	GOL Linhas Aéreas Inteligentes S.A

Future Fleet Plan

Fleet Plan – End of Period	2014	2015	2016
Boeing 737-NG Family	137	140	140

                        Capex

GOL invested around R$113 million in 1Q14, 61% of which in the acquisition of aircraft (pre-delivery deposits); around 38% in aircraft parts, reconfigurations and improvements; and around 1% in bases and IT. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

 Financial Guidance – 2014

In case of any adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. GOL is maintaining its previously published financial guidance for 2014.

2014 Financial Projections	From	To	Real Jan-Mar14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or above 10%		18%
Annual Change in Domestic Supply (ASK)	-3%	-1%	2%
Annual Change in International Supply (ASK)	Until +8%		1%
Annual Change in CASK ex-fuel	Equal to or less than 10%		22%
Average Exchange Rate (R$/US$)	2.50	2.40	2.37
Jet Fuel Price (QAV)*	2.85	2.70	2.62
Operating Margin (EBIT)	3%	6%	5.8%

          (*) Fuel price considers total fuel and lubricant expenses divided by estimated period consumption.

22	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet

Balance Sheet (R$ `000)	1Q14	1Q13	4Q13
Assets	10,459,784	8,973,657	10,638,448
Current Assets	3,434,403	2,087,541	3,565,709
Cash and cash equivalents	2,125,550	865,973	1,635,647
Financial assets	488,678	533,981	1,155,617
Restricted cash	7	7	88,417
Trade and other receivables	463,740	359,776	324,821
Inventories of parts and suplies	127,396	139,091	117,144
Recoverable income taxes	62,615	76,652	52,124
Deposits	-	-	-
Prepaid expenses	108,160	61,097	80,655
Hedge Transactions	9,524	12,734	48,934
Other current assets	48,733	30,056	62,350
Asset avaiable for sale	-	8,174	-
Non-Current Assets	5,351,631	5,580,321	5,466,349
Property and equipment, net	3,639,661	3,887,240	3,772,159
Intangible Assets	1,711,970	1,693,081	1,694,190
Other Non-Current Assets	1,673,750	1,305,795	1,606,390
Prepaid expenses	24,456	33,112	26,526
Deposits	878,979	669,652	847,708
Recoverable deferred income taxes	550,690	377,855	561,694
Investiments	6,691	-	-
Restricted cash	208,193	219,719	166,039
Other non-current assets	4,741	5,457	4,423
Liabilities and Shareholders` Equity	10,459,784	8,973,657	10,638,448
Current Liabilities	3,437,981	2,666,268	3,446,791
Short-term borrowings	479,586	496,941	440,834
Accounts payable	530,623	530,442	502,919
Salaries, wages and benefits	247,654	176,393	233,584
Current income taxes payables	84,997	64,003	94,430
Sales tax and landing fees	279,698	218,796	271,334
Advance ticket sales	1,193,486	745,888	1,219,802
Provisions	196,033	136,029	199,471
Smiles deferred revenue	197,519	134,559	195,935
Advance from customers	100,412	58,692	167,759
Dividend	-	7	-
Obrigation of derivatives transactions	27,036	36,018	30,315
Other obligations	100,937	68,500	90,408
Non-Current Liabilities	5,815,493	5,636,239	5,973,157
Long-term debt	4,989,173	4,849,911	5,148,551
Smiles deferred revenue	469,981	406,914	456,290
Provisions	276,197	289,747	282,903
Current income taxes payables	62,131	50,350	61,038
Advance from customers	402	-	3,645
Other non-current liabilities	17,609	39,317	20,730
Shareholder's Equity	1,206,310	671,150	1,218,500
Issued share capital	2,501,574	2,501,574	2,501,574
Capital reserves	103,366	61,574	103,366
Treasury shares	(32,116)	(32,116)	(32,116)
Other Reserves	578,978	(126,114)	533,127
Accumulated losses	(2,586,220)	(1,733,768)	(2,455,025)
Non-controlling shareholders	640,728	-	567,574

23	GOL Linhas Aéreas Inteligentes S.A

Cash Flow

Consolidated (R$ '000)	03/31/2014	03/31/2013
Net Loss for the Period	(96,146)	(75,290)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	135,252	110,925
Allowance for Doubtful Accounts	4,195	7,907
Provision for Judicial Deposits	4,650	2,135
Reversion (Provision) for Inventory Obsolescence	(34)	9
Deferred Taxes	7,558	52,133
Equity in Subsidiaries	446	-
Share-based Payments	1,954	1,504
Exchange and Monetary Variations, net	3,216	6,617
Interests on Loan and Financial Lease	99,306	87,940
Unrealized Hedge Result	15,852	6,265
Result share plan provision	11,416	-
Mileage Program	15,275	52,261
Write-off Property, Plant and Equipment and Intangible Assets	40	10,336
Adjusted net income	202,980	262,742
Cash Flows from Operating Activities:
Accounts Receivable	(143,114)	(42,018)
Financial Aplications Used for Trading	666,939	51,047
Inventories	(10,218)	(1,061)
Deposits	(52,684)	(40,548)
Prepaid Expenses, Insurance and Recoverable Taxes	(12,665)	37,921
Others Assets	13,299	36,808
Suppliers	8,025	50,257
Advance Ticket Sales	(26,316)	(77,302)
Advances from Customers	(70,590)	(34,903)
Salaries, Wages and Benefits	2,654	(31,125)
Sales Tax and Landing Fees	8,364	(21,943)
Tax Obligation	28,956	4,995
Obligations from Derivative Transactions	21,429	(16,411)
Provisions	(35,864)	(65,618)
Others Liabilities	7,408	(2,191)
Cash Flows from Operating Activities	608,603	110,650
Interest Paid	(126,466)	(73,817)
Income Tax Paid	(22,999)	(11,538)
Net Cash Provided by Operating Activities	459,138	25,295
Restricted Cash	46,256	4,798
Investment Acquisition	(6,250)	-
Investment Sale, Net of Taxes	65,703	-
Advances for Property, Plant and Equipment Acquisition	99,055	(40,827)
Property, Plant and Equipment	(81,645)	(65,525)
Intangible Assets	(27,727)	(3,401)
Net Cash Provides (Used in) Investing Activities	95,392	(104,955)
Loan Funding	70,645	397,600
Loan Payment	(21,598)	(219,903)
Financial Leases Payment	(50,908)	-
Disposal of Treasury Shares	-	3,235
Capital Increase	-	1,885
Net Cash Generated by (Used In) Financing Activities	(1,861)	182,817
Exchange Variation on Cash and Cash Equivalents	(62,766)	(12,735)
Net Increase in Cash and Cash Equivalents	489,903	90,422

Cash and Cash Equivalents at Beginning of the Period	1,635,647	775,551
Cash and Cash Equivalents at End of the Period	2,125,550	865,973

24	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

      BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

      CHARTER: a flight operated by an airline outside its normal or regular operations.

      EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

      LESSOR: the party renting a property or other asset to another party, the lessee.

      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

      LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

      PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

      WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

25	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 67 destinations in 15 countries in South America, the Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

26	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.